    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             NOBLE AFFILIATES, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                          73-0785597
          (State or other jurisdiction of                           (I.R.S. Employer
          incorporation or organization)                           Identification No.)

                               110 WEST BROADWAY
                            ARDMORE, OKLAHOMA 73401
                                 (405) 223-4110
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 ROBERT KELLEY
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             NOBLE AFFILIATES, INC.
                               110 WEST BROADWAY
                            ARDMORE, OKLAHOMA 73401
                                 (405) 223-4110
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                ROBERT D. CAMPBELL                                 EDWIN D. WILLIAMSON
                MICHAEL L. BENGTSON                                SULLIVAN & CROMWELL
              THOMPSON & KNIGHT, P.C.                         1701 PENNSYLVANIA AVE., N.W.
          1700 PACIFIC AVENUE, SUITE 3300                      WASHINGTON, D.C. 20006-5805
                DALLAS, TEXAS 75201                                  (202) 956-7500
                  (214) 969-1700

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                   -------------------
                              CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                         PROPOSED MAXIMUM     PROPOSED
TITLE OF EACH CLASS OF                     AMOUNT TO BE   OFFERING PRICE  MAXIMUM AGGREGATE    AMOUNT OF
SECURITIES TO BE REGISTERED                 REGISTERED      PER UNIT(1)   OFFERING PRICE(1) REGISTRATION FEE
------------------------------------------------------------------------------------------------------------

Common Stock, par value $3.33 1/3 per
  share..................................  6,275,579 shs.      $44.00       $276,125,476       $83,675
============================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on October 11, 1996.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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--------------------------------------------------------------------------------

PROSPECTUS

                                6,275,579 SHARES

                             NOBLE AFFILIATES, INC.
                                  COMMON STOCK
                             ---------------------

     This Prospectus covers the issuance of a maximum of 6,275,579 shares of Common Stock, par value $3.33 1/3 per share ("Common Stock"), of Noble Affiliates, Inc. (the "Company") under the standby arrangements described herein under "Standby Arrangements" and the reoffering of any Common Stock issued upon conversion of the outstanding 4 1/4% Convertible Subordinated Notes due November 1, 2003 (the "Notes") of the Company into Common Stock by UBS Securities LLC (the "Purchaser") or pursuant to such standby arrangements.

     The Company has called all of the Notes for redemption on November 1, 1996 (the "Redemption Date") at a redemption price (the "Redemption Price") of 102.975% of the principal amount thereof, or $1,029.75 per $1,000 principal amount of Notes. The installment of interest due and payable on November 1, 1996 (a regular interest payment date) on the Notes will be paid to the holders (the "Record Date Holders") of the Notes of record at the close of business on October 15, 1996, which was the regular record date for such interest payment date. This installment of interest will be payable with respect to Notes of the Record Date Holders notwithstanding any conversion or the redemption of any such Notes. Subject to the immediately preceding sentence, no payment or adjustment will be made upon any conversion on account of any interest accrued on the Notes surrendered for conversion or on account of any dividends on the shares of Common Stock issuable upon conversion of the Notes.

     The Notes are convertible into shares of Common Stock at the conversion price of $36.65 of principal amount of Notes per share of Common Stock or approximately 27.285 shares of Common Stock for each $1,000 principal amount of Notes at any time prior to 5:00 P.M., New York City time, on the Redemption Date. Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Notes. Any Notes not duly surrendered for conversion prior to the expiration of convertibility on the Redemption Date shall be redeemed on the Redemption Date. No interest will accrue on the Notes on and after the Redemption Date.

     The Common Stock is listed on the New York Stock Exchange under the symbol "NBL." On October 16, 1996, the reported last sale price of the Common Stock on the New York Stock Exchange was $43 3/8 per share.

     A holder of Notes who converted $1,000 principal amount of Notes on October 16, 1996 would have received Common Stock (and cash in lieu of any fractional share) having a market value of $1,183.49, based on the reported last sale price of the Common Stock on the New York Stock Exchange on that date. As long as the market price of the Common Stock (after giving effect to any applicable sales costs or transfer taxes, if any) is greater than $37.74 per share, a holder of Notes who elects to convert will receive upon conversion, Common Stock (and cash in lieu of any fractional share) having a current market value greater than the cash Redemption Price such holder would otherwise be entitled to receive upon the redemption of the Notes. Holders should note, however, that the price of the Common Stock received upon conversion will fluctuate in the market, and holders may expect to incur various expenses of sale if and when such Common Stock is sold. See "Price Range of Common Stock and Dividends."

     The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company a number of authorized but unissued shares of Common Stock equal to the total number of shares of Common Stock that would have been issued upon conversion of any Notes that are not duly surrendered for conversion prior to the expiration of convertibility on the Redemption Date. The purchase price for such Common Stock will be $37.74 per share. The Purchaser may also purchase Notes in the open market or otherwise prior to expiration of convertibility on the Redemption Date. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

     Prior to, on or after the Redemption Date, the Purchaser may offer shares of Common Stock, including shares acquired through the purchase and conversion of Notes, directly to the public, at prices set from time to time by it. It is intended that an offering price set on any calendar day will not be increased more than once during such day and will not exceed the greater of the last sale price and the current asked price of the Common Stock on the New York Stock Exchange, plus applicable dealers' concessions. The Purchaser may thus realize profits or losses independent of the compensation referred to under "Standby Arrangements." The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amounts of such concessions are to be determined from time to time by the Purchaser. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchaser, and subject to its right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
                             ---------------------

                                 UBS SECURITIES

October 17, 1996

     IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus and the documents incorporated herein by reference, including without limitation, statements under "The Company -- Business Strategy," "-- Exploration and Development," "-- Properties -- Reserves" and
"-- Hedging Arrangements," regarding the Company's estimates of oil and gas reserves and the future net cash flows attributable thereto, anticipated capital expenditures, business strategy, plans and objectives of management of the Company for future operations and industry conditions, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") include without limitation future production levels, future prices and demand for oil and gas, results of future exploration and development activities, future operating and development costs, the effect of existing and future laws and governmental regulations (including those pertaining to the environment) and the political and economic climate of the United States and the foreign countries in which the Company operates from time to time, as discussed in this Prospectus and the other documents of the Company filed with the Securities and Exchange Commission (the "Commission"). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                            OIL AND GAS TERMINOLOGY

     Quantities of oil, condensate and natural gas liquids are expressed in this Prospectus in barrels ("bbls"), thousands of barrels ("Mbbls") or millions of barrels ("MMbbls"), and quantities of natural gas are expressed in thousands of cubic feet ("Mcf"), millions of cubic feet ("MMcf") or billions of cubic feet ("Bcf"). As used herein, "Mcfe" means thousands of cubic feet of gas equivalent, "MMcfe" means millions of cubic feet of gas equivalent and "Bcfe" means billions of cubic feet of gas equivalent; and "MMBTU" means one million British Thermal Units. Oil, condensate and natural gas liquids are converted to gas equivalents using the ratio of six Mcf of natural gas to one barrel of oil, condensate or natural gas liquids. A "gross" acre or well is an acre or well in which a working interest is owned, and a "net" acre or well is deemed to exist when the sum of fractional ownership interests in gross acres or wells equals one. "Undeveloped acreage" means lease acres on which wells have not been drilled or completed to a point that would permit production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves, including lease acres (held by production under terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well so holding the lease.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. In addition, similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby (including all amendments or supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-7062) pursuant to the Exchange Act are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A (No. 1) dated June 27, 1996; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and (iii) Current Report on Form 8-K (Date of Event: July 31, 1996) dated August 13, 1996, as amended by Form 8-K/A (No. 1) dated September 27, 1996. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus from the date of filing thereof.

     Any statement contained herein or in a document or information incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents or information that has been incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to William D. Dickson, Vice President -- Finance and Treasurer, Noble Affiliates, Inc., P.O. Box 1967, Ardmore, Oklahoma 73402, (405) 223-4110.

                                  THE COMPANY

GENERAL

     The Company is an independent energy company engaged, through its subsidiaries, in the exploration, production and marketing of crude oil and natural gas. It conducts operations throughout the major basins of the United States as well as in selected international areas. The Company is one of the largest independent oil and gas companies in the United States.

     The Company, incorporated in Delaware in 1969, and its predecessors have been engaged in oil and gas exploration and production since 1932. Its principal executive offices are located at 110 West Broadway, Ardmore, Oklahoma 73401, and its telephone number is (405) 223-4110. Unless otherwise indicated or the context otherwise requires, the "Company" refers to Noble Affiliates, Inc. and its subsidiaries (including EDC) and predecessors and "EDC" refers to Energy Development Corporation and its subsidiaries (see "-- Business Strategy -- EDC Acquisition").

BUSINESS STRATEGY

     The Company's principal business strategy is to increase reserves, production and cash flow through a balanced program of exploratory and development drilling, supplemented by strategic acquisitions. During the three-year period ended December 31, 1995, the Company replaced approximately 273 percent of its production at an average cost of $0.86 per Mcfe. From January 1, 1993 through December 31, 1995, the Company (not including EDC) increased its proved reserves from 372.2 Bcf of gas and 47.4 MMbbls of oil to 850.3 Bcf of gas and 84.0 MMbbls of oil. Additionally, the Company (not including EDC) increased its production from 75.1 Bcf of gas and 7.4 MMbbls of oil in 1993 to 97.0 Bcf of gas and 9.6 MMbbls of oil in 1995.

     The Company seeks to achieve operating and technical efficiencies by focusing its exploration and development drilling efforts in areas in which the Company has a concentration of existing producing properties, the most important of which is its portfolio of properties in the Gulf of Mexico. The Company seeks to retain the largest available interest consistent with its analysis of the risks and potential returns of a prospect and to serve as operator whenever appropriate. Typically, the Company finances its exploration and development drilling with internally generated funds.

     The Company seeks to supplement its exploration and development drilling activities with acquisitions of producing and non-producing properties. The Company attempts to acquire properties that complement its existing operations, thereby allowing the Company to use its engineering knowledge and expertise in the area, and in many cases its existing facilities, to find, develop and produce reserves in a cost-effective manner. In addition, the Company actively seeks to increase its average working interest per well by purchasing additional interests in existing properties and divesting non-strategic or economically marginal wells or wells in which it has a small interest.

  EDC Acquisition

     Pursuant to its stated business strategy, on July 31, 1996, the Company purchased all of the outstanding common stock of Energy Development Corporation, a wholly owned indirect subsidiary of Public Service Enterprise Group Incorporated (the "EDC Acquisition"), for approximately $768 million in cash. EDC's major properties are located domestically in the Gulf of Mexico and onshore Louisiana and Texas, and internationally in Argentina and the United Kingdom sector of the North Sea.

     As of December 31, 1995, EDC's estimated proved reserves were approximately
460.9 Bcf of gas and 37.5 MMbbls of oil, as evaluated by Samedan Oil Corporation ("Samedan"), a wholly owned subsidiary of the Company. Approximately 67 percent of such reserves were natural gas and 75 percent of such reserves were located in the United States. EDC's average daily production in 1995 and the six months ended June 30, 1996 was approximately 205 MMcf and 205 MMcf of gas and 11,000 bbls and 12,000 bbls of oil, respectively. Approximately 87 percent of such production of EDC for the six months ended June 30, 1996 was located in the United States. As of December 31, 1995, EDC held 483,344 net domestic undeveloped leasehold acres, and royalty, overriding royalty and other mineral interests in 37,663 net acres.

     On a pro forma basis giving effect to the EDC Acquisition, as of December 31, 1995, the Company's estimated proved reserves were approximately 2,040.2 Bcfe. Natural gas accounted for approximately 64 percent of such proved reserves. Approximately 86 percent of such proved reserves were located in the United States, most notably in the Gulf of Mexico, with the balance located in Argentina, the North Sea, Equatorial Guinea and Canada. The Company's average daily production in 1995 and the six months ended June 30, 1996, pro forma for the EDC Acquisition, was approximately 696.9 MMcfe and 811.9 MMcfe, respectively. Approximately 91 percent of such production for the six months ended June 30, 1996 was located in the United States.

     The Company believes that the EDC Acquisition achieved several of its strategic objectives. First, it materially enhanced and leveraged the Company's significant position in the Gulf of Mexico where the Company's proved reserves as of December 31, 1995 (pro forma for the EDC Acquisition) increased 46 percent to approximately 993.9 Bcfe. Second, it furthers the Company's goals of owning large working interests in oil and gas properties and operating such properties whenever appropriate. The Company believes that it can capitalize on its capabilities as a low-cost operator and realize cost savings, particularly in the Gulf of Mexico, where it already has extensive operations in place. Third, the longer-lived reserves of certain of EDC's domestic onshore and international properties provide an attractive balance to the Company's shorter-lived fields in the Gulf of Mexico. Fourth, the acquisition of international reserves in Argentina and the United Kingdom sector of the North Sea adds geographic diversity to the Company's portfolio of oil and gas properties consistent with its traditional risk profile.

     In connection with the EDC Acquisition, the Company entered into a new $800 million bank credit facility pursuant to a credit agreement (the "Credit Agreement") dated as of July 31, 1996. Borrowings of $800 million under the Credit Agreement were used to fund the purchase price for EDC and, together with funds on hand, to repay $48 million of outstanding indebtedness under the Company's then existing bank credit agreement, which was cancelled in connection with the repayment thereunder. The Credit Agreement generally permits the Company to prepay at its option, in whole or in part and without premium or penalty, the indebtedness under the Credit Agreement. The Company therefore has the ability to consider the refinancing of part or all of the indebtedness outstanding under the Credit Agreement from time to time in the public or private financial markets on such terms as it considers satisfactory.

EXPLORATION AND DEVELOPMENT

     The Company has numerous drilling and development opportunities throughout its portfolio, the most important of which are on its extensive Gulf of Mexico properties. The Company's capital expenditures in the six months ended June 30, 1996 for exploration and development drilling, not including any such drilling associated with properties acquired through the EDC Acquisition, were approximately $129 million, of which approximately 70 percent was spent in the Gulf of Mexico. The Company currently estimates that its capital expenditures for exploration and development drilling for the last six months of 1996, including any such drilling associated with properties acquired through the EDC Acquisition, will be approximately $100 million, of which approximately 70 percent is scheduled to be spent in the Gulf of Mexico.

PROPERTIES

  Reserves

     The following table sets forth information as to estimated net proved and proved developed reserves as of December 31, 1995 for (i) the Company, (ii) EDC and (iii) the Company on a pro forma combined basis, assuming the EDC Acquisition occurred on December 31, 1995. For additional information about the Company's reserves and the standardized measure of discounted future net cash flows attributable thereto (not including EDC), see Note 10 of the Notes to Consolidated Financial Statements incorporated in this Prospectus by reference to the Company's Form 10-K for the year ended December 31, 1995, as amended.

                       TOTAL PROVED AND PROVED DEVELOPED
                        RESERVES AS OF DECEMBER 31, 1995

                                            COMPANY              EDC(1)          PRO FORMA COMBINED
                                       -----------------    -----------------    -------------------
                                        GAS       OIL        GAS       OIL         GAS        OIL
                                       (BCF)    (MMBBLS)    (BCF)    (MMBBLS)     (BCF)     (MMBBLS)
                                       -----    --------    -----    --------    -------    --------
Total Proved Reserves:
  Domestic:
     Offshore Gulf of Mexico.........  513.3      27.9      241.2      12.0        754.5       39.9
     Onshore.........................  305.0      43.0      171.8       4.7        476.8       47.7
                                       -----      ----      -----      ----      -------      -----
                                       818.3      70.9      413.0      16.7      1,231.3       87.6
  International......................   32.0      13.1       47.9      20.8         79.9       33.9
                                       -----      ----      -----      ----      -------      -----
                                       850.3      84.0      460.9      37.5      1,311.2      121.5
                                       =====      ====      =====      ====      =======      =====
Total Proved Developed Reserves......  782.8      79.0      409.8      29.0      1,192.6      108.0
                                       =====      ====      =====      ====      =======      =====

---------------

(1) In connection with the EDC Acquisition, Samedan's in-house engineers prepared estimates of the proved reserves of EDC based on geological and engineering evaluations as of December 31, 1995. Prior to closing of the EDC Acquisition, Miller and Lents, Ltd., independent petroleum consultants, estimated the proved reserves of EDC as of July 1, 1996. A summary of such estimates, together with a summary of the estimates of EDC's proved reserves prepared by Samedan as of July 31, 1996 (the closing date of the EDC Acquisition), is set forth in the Company's Form 8-K (Date of Event: July 31, 1996), as amended, which is incorporated by reference in this Prospectus. After taking into account adjustments for EDC's production and exploration and development activities during 1996, there are no material differences in the aggregate among such estimate of proved reserves prepared by Miller and Lents, Ltd. and the estimates of proved reserves prepared by Samedan as of December 31, 1995 and July 31, 1996.

     Samedan's in-house engineers annually estimate the Company's proved reserves, and Samedan does not employ independent engineers to prepare, review or audit such estimates.

     Because of the direct relationship between quantities of proved undeveloped reserves and development plans, Samedan has assigned to undeveloped locations only those reserves that will definitely be drilled, and only those reserves assigned to the undeveloped portions of secondary or tertiary projects that will definitely be developed have been included in proved reserves and proved undeveloped reserves. The Company has interests in certain tracts that may have additional hydrocarbon quantities that were not classified at the time of the estimate as proved reserves because Samedan did not have definitive plans at such time to drill or develop these tracts, but which tracts may be reclassified as proved reserves in the future as a result of the Company's exploration and development programs. Under the regulations of the Commission, a company may classify reserves as proved undeveloped reserves, assuming they otherwise meet the Commission's criteria for proved reserves, without regard to whether such company has definitive plans to drill or develop such reserves.

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting the future rates of production and timing of development expenditures. Oil and gas reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be precisely measured, and estimates of other engineers might differ materially from the estimates contained or incorporated by reference in this Prospectus. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. In addition, estimates of the standardized measure of discounted future net cash flows attributable to the Company's proved reserves are based on certain assumptions regarding future oil and gas prices, production levels, and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect the estimated quantities of proved reserves and future net cash flows therefrom contained or incorporated by reference in this Prospectus.

     The Company periodically estimates restoration and abandonment costs relating to its oil and gas properties that will be required to be paid at the end of the properties' productive lives. The estimated costs, as adjusted from time to time, are recorded by charges to depreciation, depletion and amortization expense in the Company's financial statements. The estimated restoration and abandonment costs are also included in estimated future production and development costs for purposes of estimating the future net cash flows attributable to the Company's proved reserves.

HEDGING ARRANGEMENTS

     The Company, from time to time, uses various hedging arrangements in connection with anticipated crude oil and natural gas sales to minimize the impact of product price fluctuations. Such arrangements include fixed price hedges, costless collars and other contractual arrangements. As of September 30, 1996, the Company was a party to crude oil hedging contracts to hedge approximately 73 percent of its estimated 1996 fourth quarter crude oil production and approximately ten percent of its estimated 1997 annual crude oil production at an average price per bbl of $19.31 and $20.48, respectively. The Company was also a party as of such date to natural gas hedging contracts to hedge approximately 48 percent of its estimated 1996 fourth quarter natural gas production and approximately 28 percent of its estimated 1997 annual natural gas production at an average price per MMBTU of $1.90 and $1.96, respectively.

     Although these hedging arrangements expose the Company to credit risks, the Company monitors the creditworthiness of its counterparties, which generally are major institutions, and believes that losses from nonperformance are unlikely to occur.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock to the Purchaser pursuant to the arrangements described herein under "Standby Arrangements" will be used to fund the redemption of any Notes not surrendered for conversion. Any excess net proceeds, resulting from the Purchaser's remitting certain amounts to the Company (see "Standby Arrangements"), will be used for general corporate purposes and, pending such uses, are anticipated to be invested in short-term, interest-bearing investments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "NBL." The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock on the New York Stock Exchange and the quarterly dividends per share paid on the Common Stock.

                                                                    HIGH     LOW    DIVIDEND
                                                                    -----   -----   --------
    1994
      First quarter...............................................  $28 3/4 $23 3/8  $ 0.04
      Second quarter..............................................   32 1/4  22 1/2    0.04
      Third quarter...............................................   30 7/8  25 1/4    0.04
      Fourth quarter..............................................   30 3/8  22 1/2    0.04
    1995
      First quarter...............................................  $27 1/2 $21 1/4  $ 0.04
      Second quarter..............................................   29      25 1/2    0.04
      Third quarter...............................................   29 1/8  23 5/8    0.04
      Fourth quarter..............................................   30 1/2  22 5/8    0.04
    1996
      First quarter...............................................  $33 3/8 $26 7/8  $ 0.04
      Second quarter..............................................   38 3/8  32 1/8    0.04
      Third quarter...............................................   42 1/2  37 3/8    0.04
      Fourth quarter (through October 16).........................   45 1/8  41 5/8

     A recent reported last sale price of the Common Stock appears on the cover page of this Prospectus.

     While the Company currently intends to continue a policy of paying modest cash dividends, the declaration and amount of future dividends, if any, will be dependent upon general business conditions, the financial condition and needs of the Company, the amount of funds legally available for the payment of such dividends and various other factors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (including current installments of long-term debt) as of June 30, 1996 (i) on an actual basis, (ii) pro forma for the EDC Acquisition and the financing thereof and
(iii) as adjusted to give effect to the assumed conversion of $230,000,000 principal amount of Notes into 6,275,579 shares of Common Stock, net of the Purchaser's standby fee and the estimated expenses payable by the Company in connection with the offering made hereby.

                                                                        JUNE 30, 1996
                                                            -------------------------------------
                                                                                       PRO FORMA
                                                                           PRO            AS
                                                             ACTUAL      FORMA(1)     ADJUSTED(1)
                                                            --------    ----------    -----------
                                                                       (IN THOUSANDS)
Long-term debt (including current installments):
  7 1/4% Notes due October 15, 2023.......................  $ 99,010    $   99,010    $    99,010
  4 1/4% Convertible Subordinated Notes due November 1,
     2003(2)..............................................   230,000       230,000             --
  Bank credit agreement ($100 million limit)(3)...........    48,000            --             --
  Bank credit agreement ($800 million limit)(3)...........        --       800,000        800,000
                                                            --------    ----------       --------
       Total long-term debt (including current
          installments)...................................   377,010     1,129,010        899,010
                                                            --------    ----------       --------
Shareholders' equity:
  Common stock(4).........................................   173,004       173,004        193,923
  Capital in excess of par value(5).......................   147,368       147,368        353,616
  Retained earnings.......................................   145,378       145,378        145,378
  Less common stock in treasury, at cost..................   (15,418)      (15,418)       (15,418)
                                                            --------    ----------       --------
       Total shareholders' equity.........................   450,332       450,332        677,499
                                                            --------    ----------       --------
          Total capitalization............................  $827,342    $1,579,342    $ 1,576,509
                                                            ========    ==========       ========

---------------

(1) Gives effect to the EDC Acquisition and the financing thereof as if they occurred on June 30, 1996.

(2) The Company has called all of the Notes for redemption on November 1, 1996.

(3) In connection with the EDC Acquisition, the Company entered into an $800 million bank credit facility as of July 31, 1996. Borrowings under such credit facility were used to fund the purchase price for EDC and, together with funds on hand, to repay $48 million of outstanding indebtedness under its then existing $100 million bank credit agreement. See "The
     Company -- Business Strategy -- EDC Acquisition."

(4) Outstanding shares of Common Stock aggregated 50,376,929 actual and pro forma and 56,652,508 pro forma as adjusted. Such amounts exclude 1,859,492 shares of Common Stock reserved for issuance under the Company's stock option plans.

(5) Under the agreement described under "Standby Arrangements," the Purchaser has agreed, subject to certain conditions, to purchase from the Company a number of shares of Common Stock equal to the total number of shares of Common Stock that would have been issued upon conversion of any Notes that are not duly surrendered for conversion prior to the expiration of convertibility on the Redemption Date, at a purchase price equal to the aggregate Redemption Price paid by the Company for the Notes not surrendered for conversion. Any such purchase will result in the payment by the Company of certain additional amounts to the Purchaser. See "Standby Arrangements."

                            SELECTED FINANCIAL DATA

     The following table sets forth certain consolidated (i) historical financial data of the Company for each of the three years in the period ended December 31, 1995 and for the six months ended June 30, 1995 and 1996 and (ii) pro forma financial data of the Company that give effect to the EDC Acquisition and the financing thereof which occurred on July 31, 1996. Financial statement data for the historical interim periods are unaudited but, in the opinion of management, include all adjustments (which include only normal recurring accruals) necessary for a fair presentation of the information. Pro forma financial data also are unaudited. The results of operations for interim periods are not necessarily indicative of results for the entire year. The table should be read in conjunction with (i) the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated in this Prospectus by reference to the Company's Form 10-K for the year ended December 31, 1995, as amended, and Form 10-Q for the quarter ended June 30, 1996 and (ii) the Consolidated Financial Statements and related notes thereto of EDC and the Pro Forma Consolidated Condensed Financial Statements and related notes thereto incorporated in this Prospectus by reference to the Company's Form 8-K (Date of
Event: July 31, 1996), as amended.

                                                         COMPANY HISTORICAL
                                      ---------------------------------------------------------          PRO FORMA(1)
                                                                               SIX MONTHS         --------------------------
                                                                                  ENDED                           SIX MONTHS
                                          YEAR ENDED DECEMBER 31,               JUNE 30,           YEAR ENDED       ENDED
                                      --------------------------------    ---------------------   DECEMBER 31,     JUNE 30,
                                         1993        1994       1995        1995        1996          1995           1996
                                      ----------   --------   --------    --------   ----------   ------------    ----------
                                                                               (UNAUDITED)               (UNAUDITED)

                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
  Gas and oil sales and royalties...  $  278,004   $306,169   $328,134    $154,291   $  227,937     $532,184      $ 349,011
  Gathering, marketing and
    processing......................          --     43,921    112,702      42,086      122,087      202,751        183,861
  Other income......................       8,579      8,299     46,182(2)    2,607        3,971      107,822(3)       7,477
                                      ----------   --------   --------    --------   ----------     --------      ----------
        Total.......................     286,583    358,389    487,018     198,984      353,995      842,757        540,349
                                      ----------   --------   --------    --------   ----------     --------      ----------
Costs and expenses:
  Oil and gas operations............      75,110     74,661     81,735      40,733       49,358       90,165         78,991
  Oil and gas exploration...........      36,473     54,321     33,246      11,395       20,455      110,058         42,164
  Gathering, marketing and
    processing......................          --     42,758    107,867      41,589      110,895      193,472        168,896
  Depreciation, depletion and
    amortization....................     107,215    127,470    200,914(4)   70,820       82,926      335,563(4)     151,446
  Selling, general and
    administrative..................      31,784     36,408     36,514      18,995       18,885       49,908         23,837
  Interest, net of amount
    capitalized.....................      15,342     17,546     18,744       9,315        9,799       63,470         32,430
                                      ----------   --------   --------    --------   ----------     --------      ----------
        Total.......................     265,924    353,164    479,020     192,847      292,318      842,636        497,764
                                      ----------   --------   --------    --------   ----------     --------      ----------
Income before taxes.................      20,659      5,225      7,998       6,137       61,677          121         42,585
Income tax provision................       8,034      2,059      3,912       2,340       22,139           48         13,569
                                      ----------   --------   --------    --------   ----------     --------      ----------
Net income..........................  $   12,625   $  3,166   $  4,086    $  3,797   $   39,538     $     73      $  29,016
                                      ==========   ========   ========    ========   ==========     ========      ==========
Primary earnings per share..........  $      .26   $    .06   $    .08    $    .08   $      .78     $    .00      $     .58
                                      ==========   ========   ========    ========   ==========     ========      ==========
Fully diluted earnings per
  share(5)..........................  $      .26   $    .06   $    .08    $    .08   $      .75     $    .00      $     .56
                                      ==========   ========   ========    ========   ==========     ========      ==========
Cash dividends per share............  $      .16   $    .16   $    .16    $    .08   $      .08     $    .16      $     .08
                                      ==========   ========   ========    ========   ==========     ========      ==========
OTHER FINANCIAL DATA:
Net cash provided by operating
  activities........................  $  139,381   $188,621   $238,920    $120,034   $  155,962
Capital expenditures................     510,113    161,344    259,242     104,111      130,792
BALANCE SHEET DATA (AT PERIOD END):
Property, plant and equipment,
  net...............................  $  794,605   $813,380   $843,945    $837,567   $  885,462                  $1,621,246
Total assets........................   1,067,996    933,516    989,176     959,277    1,055,804                   1,856,154
Long-term debt (including current
  installments).....................     453,760    376,956    376,992     376,974      377,010                   1,129,010
Shareholders' equity................     415,432    412,066    411,911     412,296      450,332                     450,332

---------------

(1) The pro forma financial data assume the EDC Acquisition and the financing thereof occurred at the beginning of the respective periods for income statement data and on June 30, 1996 for balance sheet data.
(2) Includes $39 million related to the settlement of a Columbia Gas Transmission Corporation bankruptcy claim.
(3) Includes $74 million ($39 million for the Company and $35 million for EDC) related to the settlement of Columbia Gas Transmission Corporation bankruptcy claims.
(4) Includes a $59.5 million charge related to the write-down of certain assets in connection with the Company's adoption in 1995 of Financial Accounting Standards No. 121.
(5) Amounts shown were computed using the "if converted method" assuming the Notes were converted into Common Stock at the beginning of the period. The Notes were antidilutive for all periods ending on or before December 31, 1995.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $3.33 1/3 per share, and 4,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). The following summary description of capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended, a copy of which is available for examination at the principal office of the Company and has been filed with the Commission.

COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available for dividends, subject to any preferential and cumulative dividend rights of any Preferred Stock outstanding at the time. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock would be entitled to share ratably in its assets remaining after provision for payment of creditors and after the liquidation preference of any Preferred Stock outstanding at the time.

     Under the Company's Certificate of Incorporation, the affirmative vote of the holders of 75 percent of the issued and outstanding stock having voting power is required to authorize a merger, consolidation or the sale, lease or exchange of substantially all of the assets of the Company.

     In addition, the Company's Certificate of Incorporation contains a "fair price" provision designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in the event of an attempt to take over the Company. The provision requires, as a condition for mergers and certain other business transactions of the Company with any holder of 20 percent or more of the voting power of the outstanding shares of stock of the Company entitled to vote in the election of directors, that such entity satisfy certain minimum price and procedural requirements.

     All outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon the conversion of the Notes or upon issuance by the Company pursuant to the agreement described under "Standby Arrangements" will be, fully paid and nonassessable.

     The transfer agent and register for the Common Stock is Liberty Bank and Trust Company of Oklahoma City, N.A., 100 North Broadway, Oklahoma City, Oklahoma 73102.

PREFERRED STOCK

     Although the Company has no Preferred Stock outstanding and has no present plans to issue any of such stock, the Company's Board of Directors is authorized to issue shares of Preferred Stock from time to time without further stockholder action. The Board of Directors has power to fix various terms with respect to each series of Preferred Stock, including dividend rights and preferences, redemption prices, sinking fund terms, conversion rights and prices, voting rights, if any, and rights upon any liquidation, dissolution or winding up of the affairs of the Company. The terms of any Preferred Stock that may be issued could discourage or make more difficult any potential takeover proposals.

                              STANDBY ARRANGEMENTS

     Under a Standby Agreement (the "Standby Agreement") between the Company and UBS Securities LLC (the "Purchaser"), the Purchaser has agreed, subject to certain conditions, to purchase from the Company a number of shares of Common Stock equal to the total number of shares of Common Stock that would have been issued upon conversion of (i) those Notes that are duly surrendered for redemption prior to 5:00 P.M., New York City time, on the Redemption Date and
(ii) those Notes that are not duly surrendered for conversion or redemption ("Nonresponse Redemption Shares") prior to 5:00 P.M., New York City time, on the Redemption Date (the number of shares so purchased being hereinafter collectively referred to as the "Purchased Shares"). The purchase price for the Purchased Shares will be $37.74 per share (the "Purchase Price"). The Company will apply the net proceeds received from the Purchaser toward payment of the Redemption Price of the Notes.

     The Purchaser may also purchase Notes in the open market or otherwise prior to the expiration of convertibility on the Redemption Date.

     The Company has been advised by the Purchaser that it proposes to offer any shares of Common Stock purchased from the Company or acquired upon conversion of Notes for resale as set forth on the cover page of this Prospectus. The Purchaser may also make sales of such shares to dealers at prices which represent concessions from the prices at which the shares are then being offered to the public. The amounts of such concessions are to be determined from time to time by the Purchaser.

     The Company has agreed to pay compensation to the Purchaser for the commitments undertaken by it under the Standby Agreement in the amount of $2,368,425 as a standby fee and an amount per Purchased Share (excluding any Nonresponse Redemption Shares) as follows: as to the number of shares purchased up to 627,557 shares, 2.75 percent of the Purchase Price; as to any additional shares purchased up to 1,882,673 shares, 3.75 percent of the Purchase Price; as to any additional shares purchased up to 3,137,789 shares, 4.75 percent of the Purchase Price; and as to any additional shares purchased, 6.50 percent of the Purchase Price. Thus, only the $2,368,425 standby fee would be received by the Purchaser if all the currently outstanding Notes are converted by the holders prior to the expiration of convertibility on the Redemption Date, and the maximum compensation would be $14,743,334 if all of the currently outstanding Notes are redeemed. Any profits realized by the Purchaser upon resale of the Nonresponse Redemption Shares will be shared equally by the Company and the Purchaser. The Purchaser's share of such profits may also be deemed to be underwriting compensation within the meaning of the Securities Act. In addition, the Purchaser has agreed to advance to the Company monies, if any, required for deposit with the Trustee pursuant to the terms of the Indenture with the Company reimbursing the Purchaser for the cost of any such deposit. The Company has agreed to reimburse the Purchaser for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel.

     During the period beginning on the date of this Prospectus and continuing through the Redemption Date, and, if the Purchaser purchases any Purchased Shares, further continuing through the date ending 90 days after the Redemption Date, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, with certain exceptions, without the prior written consent of the Purchaser.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

     In the ordinary course of their regular business, the Purchaser and certain affiliates of the Purchaser may provide investment banking and commercial banking services to the Company.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas, and for the Purchaser by Sullivan & Cromwell, New York, New York. Harold F. Kleinman, a shareholder of Thompson & Knight, P.C., is a director of the Company and is the beneficial owner of 200 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of Noble Affiliates, Inc. incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" as discussed in Note 9 to the consolidated financial statements.

     The consolidated financial statements of EDC, incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been incorporated herein in reliance on the report of Deloitte & Touche LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

     Estimates of EDC's proved reserves as of July 1, 1996 prepared by Miller and Lents, Ltd., independent petroleum consultants, are set forth in the Company's Form 8-K (Date of Event: July 31, 1996), as amended, which is incorporated by reference in this Prospectus. Such estimates are incorporated by reference herein in reliance upon the authority of said firm as experts in estimating proved reserves.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Disclosure Regarding Forward-Looking
  Statements..........................     2
Oil and Gas Terminology...............     2
Available Information.................     3
Incorporation of Certain Documents by
  Reference...........................     3
The Company...........................     4
Use of Proceeds.......................     8
Price Range of Common Stock and
  Dividends...........................     8
Capitalization........................     9
Selected Financial Data...............    10
Description of Capital Stock..........    11
Standby Arrangements..................    12
Validity of Common Stock..............    13
Experts...............................    13

================================================================================

================================================================================

                                6,275,579 SHARES


                             NOBLE AFFILIATES, INC.

                                  COMMON STOCK
                                   PROSPECTUS

                                 UBS SECURITIES

                                OCTOBER 17, 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Except for the SEC registration fee, all expenses are estimated. All such expenses will be paid by the Registrant.

    SEC registration fee..............................................  $ 83,675
    Accounting fees and expenses......................................   160,000
    Legal fees and expenses...........................................   190,000
    Printing expenses.................................................    20,000
    Blue sky fees and expenses (including legal fees).................     5,500
    Miscellaneous.....................................................     5,825
                                                                        --------
              Total...................................................  $465,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is a Delaware corporation. Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has the power to indemnify its directors and officers, subject to certain limitations.

     Reference is made to Article VI of the Bylaws of the Registrant, which
Article is filed as part of Exhibit 3.2 hereto and provides for indemnification of directors and officers of the Registrant under certain circumstances.

     Pursuant to the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 hereto, limits the personal liability of the directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances.

     The Registrant entered into an Indemnity Agreement with each of the directors and bylaw officers of the Registrant as of March 1, 1996 which provides certain protections to such persons against legal claims and related expenses. The Indemnity Agreements are filed as Exhibit 10.18 to the Registrant's Form 10-K for the year ended December 31, 1995.

     The Registrant also maintains insurance to protect itself and its directors, officers, employees and agents against expenses, liabilities and losses incurred by such persons in connection with their service in the foregoing capacities.

     The foregoing summaries are necessarily subject to the complete text of the statute, bylaw, agreement, certificate of incorporation and insurance policy referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

       NUMBER                                        EXHIBIT
-------------------- ------------------------------------------------------------------------
         1.1         -- Form of Standby Agreement between the Registrant and UBS Securities
                        LLC.
         2.1         -- Stock Purchase Agreement dated as of July 1, 1996, between Samedan
                        Oil Corporation and Enterprise Diversified Holdings Incorporated
                        (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K
                        (Date of Event: July 31, 1996) dated August 13, 1996 and incorporated herein by reference).
         3.1         -- Certificate of Incorporation, as amended, of the Registrant as currently in effect (filed as Exhibit 3.2 to the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference).

       NUMBER                                        EXHIBIT
-------------------- ------------------------------------------------------------------------
         3.2         -- Composite copy of the Bylaws of the Registrant as currently in effect
                        (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K
                        for the year ended December 31, 1992 and incorporated herein by reference).
         4.1         -- Credit Agreement dated as of July 31, 1996 among the Registrant, as borrower, certain commercial lending institutions which are or may become a party thereto, as lenders (filed as Exhibit 10.1 to the
                        Registrant's current report on Form 8-K (Date of Event: July 31,
                        1996), filed on August 13, 1996 and incorporated herein by reference).
         4.2         -- First Amendment to Credit Agreement dated as of October 15, 1996 among the Registrant, as borrower, certain commercial lending institutions which are or may become parties thereto, as lenders, and
                        Union Bank of Switzerland, Houston Agency, as agent for the lenders.
         5.1         -- Opinion of Thompson & Knight, P.C.
        23.1         -- Consent of Arthur Andersen LLP.
        23.2         -- Consent of Deloitte & Touche LLP.
        23.3         -- Consent of Thompson & Knight, P.C. (included in their opinion filed as Exhibit 5.1).
        23.4         -- Consent of Miller & Lents, Ltd.
        24.1         -- Powers of Attorney Authorizing Signatures (contained on Signature
                        Pages included in Part II of the Registration Statement).

ITEM 17. UNDERTAKINGS.

  (a) Rule 415 offering.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registrant Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Acceleration of effectiveness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 16th day of October, 1996.

                                            NOBLE AFFILIATES, INC.

                                            By:     /s/  ROBERT KELLEY
                                            ------------------------------------
                                                       Robert Kelley
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                          Officer

     Each person whose signature appears below constitutes and appoints Robert Kelley and William D. Dickson, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment (including post-effective amendments), to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE AND TITLES                                     DATE
---------------------------------------------    ---------------------------------------------
             /s/  ROBERT KELLEY                                October 16, 1996
---------------------------------------------
                Robert Kelley
   Chairman of the Board, President, Chief
  Executive Officer and Director (Principal
             Executive Officer)

           /s/  WILLIAM D. DICKSON                             October 16, 1996
---------------------------------------------
             William D. Dickson
   Vice President -- Finance and Treasurer
(Principal Financial and Accounting Officer)

             /s/  ALAN A. BAKER                                October 16, 1996
---------------------------------------------
                Alan A. Baker
                  Director

           /s/  MICHAEL A. CAWLEY                              October 16, 1996
---------------------------------------------
              Michael A. Cawley
                  Director

             /s/  EDWARD F. COX                                October 16, 1996
---------------------------------------------
                Edward F. Cox
                  Director

            SIGNATURE AND TITLES                                     DATE
---------------------------------------------    ---------------------------------------------
              /s/  JAMES C. DAY                                October 16, 1996
---------------------------------------------
                James C. Day
                  Director

            /s/  HAROLD KLEINMAN                               October 16, 1996
---------------------------------------------
               Harold Kleinman
                  Director

            /s/  GEORGE J. McLEOD                              October 16, 1996
---------------------------------------------
              George J. McLeod
                  Director

                                 EXHIBIT INDEX

       NUMBER                                        EXHIBIT
-------------------- ------------------------------------------------------------------------
         1.1         -- Form of Standby Agreement between the Registrant and UBS Securities
                        LLC.
         2.1         -- Stock Purchase Agreement dated as of July 1, 1996, between Samedan
                        Oil Corporation and Enterprise Diversified Holdings Incorporated
                        (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K
                        (Date of Event: July 31, 1996) dated August 13, 1996 and incorporated herein by reference).
         3.1         -- Certificate of Incorporation, as amended, of the Registrant as currently in effect (filed as Exhibit 3.2 to the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference).
         3.2         -- Composite copy of the Bylaws of the Registrant as currently in effect
                        (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K
                        for the year ended December 31, 1992 and incorporated herein by reference).
         4.1         -- Credit Agreement dated as of July 31, 1996 among the Registrant, as borrower, certain commercial lending institutions which are or may become a party thereto, as lenders (filed as Exhibit 10.1 to the
                        Registrant's current report on Form 8-K (Date of Event: July 31,
                        1996), filed on August 13, 1996 and incorporated herein by reference).
         4.2         -- First Amendment to Credit Agreement dated as of October 15, 1996 among the Registrant, as borrower, certain commercial lending institutions which are or may become parties thereto, as lenders, and
                        Union Bank of Switzerland, Houston Agency, as agent for the lenders.
         5.1         -- Opinion of Thompson & Knight, P.C.
        23.1         -- Consent of Arthur Andersen LLP.
        23.2         -- Consent of Deloitte & Touche LLP.
        23.3         -- Consent of Thompson & Knight, P.C. (included in their opinion filed as Exhibit 5.1).
        23.4         -- Consent of Miller & Lents, Ltd.
        24.1         -- Powers of Attorney Authorizing Signatures (contained on Signature
                        Pages included in Part II of the Registration Statement).